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                                UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C.  20549


                                 SCHEDULE 13D


                  UNDER THE SECURITIES EXCHANGE ACT OF 1934
                          (AMENDMENT NO. 3)*  Final


                            BROADWAY STORES, INC.
--------------------------------------------------------------------------------
                               (Name of Issuer)

                         COMMON STOCK, PAR VALUE $.01
--------------------------------------------------------------------------------
                        (Title of Class of Securities)

                                  111572103
         -----------------------------------------------------------
                                (CUSIP Number)

      DAVID M. SCHULTE, CHILMARK PARTNERS, L.P., TWO N. RIVERSIDE PLAZA,
                      CHICAGO, IL  60606  (312) 984-9711
--------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                               Communications)

                               OCTOBER 11, 1995
         -----------------------------------------------------------
           (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with the statement / /. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
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                                 SCHEDULE 13D

CUSIP NO. 111572103                                        PAGE 2 OF 4 PAGES


1  NAME OF REPORTING PERSON
   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    ZELL/CHILMARK FUND, L.P.
    36-3716608

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                    (A) / /
                                                                        (B) / /

3  SEC USE ONLY

4  SOURCE OF FUNDS*

5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
   TO ITEMS 2(d) or 2(E)                                                    / /

6  CITIZENSHIP OR PLACE OF ORGANIZATION

    DELAWARE


   NUMBER OF       7  SOLE VOTING POWER
    SHARES            -0-
 BENEFICIALLY
   OWNED BY        8  SHARED VOTING POWER
     EACH
   REPORTING       9  SOLE DISPOSITIVE POWER
    PERSON            -0-
     WITH
                  10  SHARED DISPOSITIVE POWER

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
   -0-

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*   / /

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
   -0-

14 TYPE OF REPORTING PERSON*
    PN

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

SEC 1746 (9-88) 2 of 7

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     ONLY THOSE ITEMS AMENDED ARE REPORTED HEREIN.  CAPITALIZED TERMS NOT
OTHERWISE DEFINED HEREIN SHALL HAVE THE SAME MEANING AS THEY HAVE IN THE
SCHEDULE 13D AND AMENDMENTS THERETO.



         Item 4.  Purpose of Transaction.

         and

         Item 5.  Interest in Securities of the Issuer.

                  On October 11, 1995, the merger between Issuer and Federated was consummated. As a result of such merger, Zell/Chilmark no longer owns any shares of Common Stock.

                  5(e)    October 11, 1995.





                                  Page 3 of 4
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                                   Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in the Statement is true, complete and correct.

Dated:  October 12, 1995        Zell/Chilmark Fund, L.P..

                                By:  ZC Limited Partnership, general partner

                                By:  ZC Partnership, general partner

                                By:  ZC, Inc., a partner



                                By: _______________________
                                    Samuel Zell, President





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